UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No._)*

MUDRICK CAPITAL ACQUISITION CORPORATION II
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

62477L 107
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 62477L 107
1.	Name of Reporting Person Mudrick Capital Acquisition Holdings II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 7,906,250 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,906,250 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,906,250 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 20.0% (1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

CUSIP No. 62477L 107
1.	Name of Reporting Person Mudrick Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,906,250 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,906,250 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,906,250 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 20.0% (1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 62477L 107
1.	Name of Reporting Person Mudrick Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,906,250 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,906,250 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,906,250 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 20.0% (1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 62477L 107
1.	Name of Reporting Person Jason Mudrick
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,906,250 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,906,250 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,906,250 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 20.0% (1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These shares are the Issuer’s Class B Common Stock, which are automatically convertible into shares of the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249402). Mudrick Capital Acquisition Holdings II LLC (the “Sponsor”) is the record holder of the shares reported herein. Mudrick Capital Management, L.P. is the managing member of the Sponsor and has voting and dispositive power of the securities held by the Sponsor. Jason Mudrick is the sole member of Mudrick Capital Management, LLC, the general partner of Mudrick Capital Management, L.P., and as a result each has voting and investment discretion with respect to the shares of Class B common stock held by the Sponsor. As such, they may be deemed to have or share voting and dispositive power of the Class B Common Stock held directly by the Sponsor. Mudrick Capital Management, L.P., Mudrick Capital Management LLC and Jason Mudrick disclaim beneficial ownership over any securities owned by the Sponsor in which they do not have any pecuniary interest.

(2)	Excludes 11,237,500 shares of Class A Common stock which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 31,625,000 shares of Class A Common Stock and 7,906,250 shares of Class B Common Stock issued and outstanding as of January 21, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 21, 2021.

Item 1(a).	Name of Issuer

Mudrick Capital Acquisition Corporation II (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

527 Madison Avenue, 6th Floor, New York, NY 10022

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Mudrick Capital Acquisition Holdings II LLC

(ii)	Mudrick Capital Management, L.P.

(iii)	Mudrick Capital Management LLC

(iv)	Jason Mudrick

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is 527 Madison Avenue, 6th Floor, New York, NY 10022.

Item 2(c).	Citizenship

(i)	Mudrick Capital Acquisition Holdings II LLC is a limited liability company formed in the State of Delaware.
(ii)	Mudrick Capital Management, L.P. is a limited partnership formed in the State of Delaware.
(iii)	Mudrick Capital Management LLC is a limited liability company formed in the State of Delaware.
(iv)	Jason Mudrick is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share.*

* Class A common stock is the class of common stock of the Issuer registered pursuant to the Exchange Act. The Reporting Persons own shares of Class B common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”) , on a one-for-one basis, subject to certain adjustments. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance, including a specified future issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

62477L 107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) Broker or Dealer registered under Section 15 of the Exchange Act.

(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) Investment company registered under Section 8 of the Investment Company Act.

(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.

Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The ownership information presented below represents beneficial ownership of shares of Class A common stock of the Issuer, based upon 31,625,000 shares of Class A Common Stock and 7,906,250 shares of Class B common stock outstanding as of January 21, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 21, 2021, and assumes the conversion of the Class B common stock, par value $0.0001 per share, of the Issuer held by the Reporting Persons into shares of Class A common stock on a one-to-one basis.

The Sponsor owns an aggregate of 7,906,250 shares of the Issuer’s Class B common stock, representing, on an as-converted basis, 20.0% of the total common stock issued and outstanding. Mudrick Capital Management, L.P. is the managing member of the Sponsor and has voting and investment discretion with respect to the common stock held by the Sponsor. Jason Mudrick is the sole member of Mudrick Capital Management, LLC, the general partner of Mudrick Capital Management, L.P. Accordingly, Mudrick Capital Management, L.P., Mudrick Capital Management, LLC and Jason Mudrick may be deemed to have or share beneficial ownership of such shares. Each reporting person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Exchange Act or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   February 12, 2021

Mudrick Capital Acquisition Holdings II LLC

By: MUDRICK CAPITAL MANAGEMENT, L.P.,
 its managing member

By: MUDRICK CAPITAL MANAGEMENT, LLC,
 its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK CAPITAL MANAGEMENT, L.P.

By: MUDRICK CAPITAL MANAGEMENT, LLC,
 its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK CAPITAL MANAGEMENT, LLC,

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

/s/ Jason Mudrick
Jason Mudrick

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)